Exhibit 12.1
Range Resources Corporation
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Six Months Ended	Year Ended
	June 30,	December 31,
	2010	2009	2008	2007	2006	2005
EARNINGS:
Income (loss) from continuing operations before provision (benefit) for incomes taxes	$142,018	$(58,732)	$544,871	$249,982	$318,515	$175,985
Share of distributed income of equity method investments (net of equity method income or loss)	985	13,699	419	(974)	(548)	$—
Fixed charges	62,440	121,261	102,784	79,519	57,466	38,312

Total earnings	$205,443	$76,228	$648,074	$328,527	$375,433	$214,297

FIXED CHARGES:
Interest expense (1)	$61,066	$117,367	$99,748	$77,737	$55,849	$37,619
Interest portion of rental expense	1,374	3,894	3,036	1,782	1,617	693

Total fixed charges	$62,440	$121,261	$102,784	$79,519	$57,466	$38,312

Ratio of earnings to fixed charges	3.3	*	6.3	4.1	6.5	5.6

(1)	Amortization of debt issuance costs is included in interest expense.

(*)	For the year ended December 31, 2009, earnings were less than fixed charges and the coverage deficiency was $45,033.